Exhibit 99.1

GigaMedia Limited (“GigaMedia” or the “Company”) announced today the results of a general meeting of shareholders held on June 20, 2014. With respect to a resolution to adopt the Audited Financial Statements of the Company for the financial year ended December 31, 2013, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	38,368,482	92.90
Against	1,479,356	3.58
Abstain	1,451,601	3.51

Total	41,299,439	100

With respect to a resolution to appoint KPMG and KPMG LLP as the Company’s independent external auditor, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	39,684,867	96.09
Against	1,500,255	3.63
Abstain	114,317	0.28

Total	41,299,439	100

With respect to a resolution to limit remuneration of the Directors at an aggregate amount not exceeding US$350,000, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	33,619,106	81.40
Against	6,184,170	14.97
Abstain	1,496,163	3.62

Total	41,299,439	100

With respect to a resolution to authorize the Directors to allot and issue shares, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	12,535,704	80.47
Against	2,854,663	18.32
Abstain	188,692	1.21

Total	15,579,059	100

With respect to a resolution to authorize a share purchase mandate, voting results were as follows:

	No. of Ordinary Shares	Percentage
For	15,319,525	98.33
Against	201,927	1.30
Abstain	57,607	0.37

Total	15,579,059	100